Exhibit 99.1

VIA SEDAR

To the Securities Regulatory Authorities:

RE:	Entrée Resources Ltd. (the “Company”)
Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Pursuant to section 11.3 of NI 51-102, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of Entrée Resources Ltd. held on June 10, 2021 in a virtual-only format.

MATTERS VOTED UPON		OUTCOME
1. To determine the number of directors at six.		CARRIED
Vote Totals:	For	Against	% of Votes Cast For
	103,684,948	1,663,976	98.42
2. To elect the six nominees set forth in the Company’s Information Circular for the annual general meeting to be held on June 10, 2021, as directors for the ensuing year.		CARRIED
Vote Totals:	For	Withheld	% of Votes Cast For
Mark Bailey	103,880,959	1,467,966	98.61
Alan Edwards	103,582,197	1,766,727	98.32
James Harris	103,604,637	1,744,287	98.34

Entrée Resources Ltd.
1650 - 1066 West Hastings Street, Vancouver, BC V6E 3X1 Canada
Tel: 604.687.4777 | Fax: 604.687.4770 | Toll Free: 1.866.368.7330

www.entreeresourcesltd.com

Michael Price	103,472,160	1,876,764	98.22
Stephen Scott	103,660,653	1,688,271	98.40
Anna Stylianides	103,590,317	1,758,607	98.33
3. To re-appoint Davidson & Company LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration.		CARRIED
Vote Totals:	For	Withheld	% of Votes Cast For
	113,088,476	1,179,943	98.97
4. To pass an ordinary resolution approving the Company’s Deferred Share Unit Plan (the “DSU Plan”) and all unallocated deferred share units (“DSUs”) issuable pursuant to the DSU Plan, authorizing the Company to grant DSUs under the DSU Plan until June 10, 2024 and ratifying DSU grants made during the financial year ended December 31, 2020.		CARRIED
Vote Totals:	For	Against	% of Votes Cast For
	100,603,035	4,745,889	95.50

Yours truly,

ENTRÉE RESOURCES LTD.

“Susan McLeod”

Susan McLeod, VP, Legal Affairs & Corporate Secretary